                                                                  Deed of Charge

                                           Lihir Australian Holdings Pty Limited
                                 Australia and New Zealand Banking Group Limited

                                                    BALLARAT GOLDFIELDS FACILITY

                                                                Riverside Centre
                                                                123 Eagle Street
                                                               Brisbane QLD 4000
                                                                       Australia
                                                              Tel 61 7 3334 3000
                                                              Fax 61 7 3334 3444
                                                                  www.aar.com.au

                                       (C) Copyright Allens Arthur Robinson 2006

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Deed of Charge                                 Allens Arthur Robinson [LOGO]

TABLE OF CONTENTS

1.  DEFINITIONS AND INTERPRETATION                                               1
    1.1  Definitions                                                             1
    1.2  Facility Agreement definitions                                          5
    1.3  Interpretation                                                          5
    1.4  Document or agreement                                                   6

2.  CHARGE                                                                       6
    2.1  Charge                                                                  6
    2.2  Prospective liability                                                   6
    2.3  Increase in prospective liability                                       7

3.  NATURE OF CHARGE                                                             7
    3.1  Priority                                                                7
    3.2  Nature of charge                                                        7
    3.3  Dealing with Mortgaged Property                                         8
    3.4  Enter into CHESS Sponsorship Collateral Agreement                       8
    3.5  Crystallisation                                                         8
    3.6  De-crystallisation                                                      9
    3.7  Dealing with proceeds                                                   9
    3.8  Uncertificated Securities                                              10

4.  UNDERTAKINGS                                                                11

5. LIMITED RECOURSE                                                             11
    5,1  Limit and release                                                      11
    5.2  Exceptions                                                             12
    5.3  Unrestricted remedies                                                  12
    5.4  Restricted remedies                                                    12

6.  FURTHER ASSURANCES                                                          13
    6.1  Further assurances                                                     13
    6.2  Legal or statutory mortgage                                            13
    6.3  Title documents                                                        13

7.  APPOINTMENT OF CONTROLLER                                                   13
    7.1  Appointment                                                            13
    7.2  Agent of Mortgagor                                                     14
    7.3  Receiver's powers                                                      14
    7.4  Receiver appointed after commencement of Liquidation                   16
    7.5  Powers exercisable by the Mortgagee                                    17
    7.6  Withdrawal                                                             17

8.  POWER OF ATTORNEY                                                           17

9.  COMPLETION OF BLANK SECURITIES                                              17

10. PERFORMANCE OF MORTGAGOR'S OBLIGATIONS                                      18

11. INSPECTION                                                                  18

12. STATUTORY POWERS                                                            18
    12.1 Powers in augmentation                                                 18

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Deed of Charge                                     Allens Arthur Robinson [LOGO]

    12.2 Leasing                                                   18
    12.3 Notice not required                                       18

13. APPLICATION OF MONEY RECEIVED                                  19
    13.1 Order                                                     19
    13.2 Money actually received                                   19
    13.3 Amounts contingently due                                  20
    13.4 Notice of subsequent Security Interests                   20
    13.5 Conversion of currencies on application                   20

14. OTHER SECURITY INTERESTS OVER MORTGAGED PROPERTY               20

15. PROTECTION OF MORTGAGEES, CONTROLLERS AND ATTORNEYS            21

16. PROTECTION OF THIRD PARTIES                                    21
    16.1 No enquiry                                                21
    16.2 Receipt                                                   22

17. INTEREST ON OVERDUE AMOUNTS                                    22
    17.1 Accrual and payment                                       22
    17.2 Rate                                                      22

18. CERTIFICATE AS TO AMOUNT OF SECURED MONEY                      22

19. SURVIVAL OF OBLIGATIONS                                        22

20. CONTINUING SECURITY                                            23

21. OTHER SECURITIES                                               23

22. WAIVERS, REMEDIES CUMULATIVE                                   23

23. CONSENTS AND OPINION                                           23

24. SEVERABILITY OF PROVISIONS                                     23

25. MORATORIUM LEGISLATION                                         24

26. ASSIGNMENTS                                                    24

27. NOTICES                                                        24

28. AUTHORISED OFFICERS                                            24

29. GOVERNING LAW AND JURISDICTION                                 25

30. THIRD PARTY PROVISIONS                                         25
    30.1 Security not to be affected                               25
    30.2 Principal and independent obligation                      26
    30.3 No marshalling                                            26
    30.4 No competition                                            26
    30.5 Suspense account                                          26
    30.6 Rescission of payment                                     27
    30.7 Variation                                                 27
    30.8 Indemnity                                                 27

31. SET-OFF                                                        28

32. COUNTERPARTS                                                   28

33. ACKNOWLEDGMENT BY MORTGAGOR                                    28

SCHEDULE                                                           29
       Notice Details                                              29

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Deed of Charge                                      Allens Arthur Robinson[LOGO]

DATE  19 OCTOBER 2006

PARTIES

   1. LIHIR AUSTRALIAN HOLDINGS PTY LIMITED ACN 121 554 443 of Level 9, 500 Queen Street, Brisbane, Australia (the Mortgagor).

   2. AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED ABN 11 005 357 522, having an office at Level 17, 530 Collins Street, Melbourne, Australia (the MORTGAGEE).

RECITALS

   A From time to time the Mortgagor may wish the Mortgagee to provide financial accommodation to or for the account of the Mortgagor.

   B This Deed is given to secure repayment of that accommodation, among other things.

IT IS AGREED as follows.

   1.    DEFINITIONS AND INTERPRETATION

   1.1   DEFINITIONS

      The following definitions apply unless the context requires otherwise.

      AGENT means any person appointed as the Mortgagee's agent under this Deed or any Collateral Security.

      ANZ NOMINEES means ANZ Nominees Limited ABN 96 005 357 568 and includes:

      (a)   any body of which ANZ Nominees is a successor or transferee;

      (b) if ANZ Nominees is reconstituted or amalgamated with any body - the new person formed; and

      (c) a person to which some or all of ANZ Nominees' business is transferred.

      ANZ NOMINEES' COSTS means any fees, costs and expenses which ANZ Nominees has incurred or will incur:

      (a)   in transferring and maintaining the Mortgaged Property;

      (b) in connection with investigating, protecting or defending the title to the Mortgaged Property;

      (c) in connection with any transaction under or relating to this Deed or the Mortgaged Property; or

      (d) as a result of exercising, trying to exercise or not exercising its rights under a law or under this charge,

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Deed Of Charge                                      Allens Arthur Robinson[LOGO]

      and they include:

      (e)   ANZ Nominees' charges and commissions;

      (f) any stamp duty, financial institutions duty, bank account debit tax or other tax or duty on this Deed or on any transaction under or relating to this Deed or the Mortgaged Property;

      (g) the fees and expenses of any consultant engaged by ANZ Nominees for any purpose relating to this Deed or the Mortgaged Property;

      (h)   the cost of time spent by any ANZ Nominees' officer; and

      (i)   ANZ Nominees' legal costs on a full indemnity basis.

      ATTORNEY means any attorney appointed under this Deed or any Collateral Security.

      AUTHORISATION INCLUDES:

      (a) any consent, authorisation, registration, filing, lodgement, agreement, notarisation, certificate, permission, licence, approval, authority or exemption from, by or with a Government Agency; or

      (b) in relation to anything which will be fully or partly prohibited or restricted by law if a Government Agency intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

      AUTHORISED OFFICER MEANS:

      (a) in respect of the Mortgagor, any director or secretary, or any person from time to time nominated as an Authorised Officer by the Mortgagor by a notice to the Mortgagee accompanied by certified copies of signatures of all new persons so appointed; and

      (b) in respect of the Mortgagee, any person whose title or acting title includes the word Chief, Counsel, Executive, Head, Manager, Director or President or cognate expressions, or any secretary or director.

      CHESS SPONSORSHIP COLLATERAL AGREEMENT means an agreement between the Mortgagee, the Mortgagor and a broker participant or non-broker participant acceptable to the Mortgagee (which would include ANZ Nominees) in relation to dealing with the Shares issued pursuant to the Private Placement and the Merger.

      COLLATERAL SECURITY means any Security Interest, Guarantee or other document or agreement at any time created or entered into as security for any Secured Money.

      CONTROLLER means a Receiver or Agent.

      FACILITY AGREEMENT means the Facility Agreement dated on or about the date of this Deed between the Mortgagor and the Mortgagee.

 FINANCE DOCUMENT means:

      (a)   this Deed;

      (b)   the Facility Agreement;

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Deed Of Charge                                      Allens Arthur Robinson[LOGO]

      (c)   any Collateral Security;

      (d)   the CHESS Sponsorship Collated Agreement;

      (e)   the Tranche A CHESS Agreement; and

      (f) a document or agreement entered into or provided under or in connection with, or for the purpose of amending or novating, any of the above.

      It includes a written undertaking by or to a party or its lawyers under or in relation to any of the above.

      INTELLECTUAL PROPERTY means any intellectual or industrial property including:

      (a) a patent, trade mark or service mark, copyright, registered design, trade secret or confidential information; or

      (b) a licence or other right to use or to grant the use of any of the above or to be the registered proprietor or user of any of the above.

      LEASE means an agreement under which an asset may be used, exploited, operated or managed by a person other than the owner. It includes a lease, licence, charter, hire purchase or hiring arrangement.

      LIQUIDATION includes receivership or other appointment of a controller, deregistration, compromise, deed of arrangement, amalgamation, administration, reconstruction, winding up, dissolution, assignment for the benefit of creditors, arrangement or compromise with creditors or bankruptcy.

      MARKETABLE SECURITY has the meaning given to securities in s92(3) of the Corporations Act 2001, but also includes:

      (a) an undertaking referred to in the exceptions in paragraph (a), (b) and (d) of the definition of debenture in the Corporations Act 2001;

      (b)   a unit or other interest in a trust or partnership;

      (c)   a negotiable instrument; and

      (d) a right or an option in respect of a Marketable Security, whether issued or unissued including any of the above.

      MERGER means the merger proposed in the Merger Implementation Agreement.

      MERGER IMPLEMENTATION AGREEMENT means the agreement between the Mortgagor and the Target Company relating to the implementation of the merger proposed between the Mortgagor and the Target Company, in the form of the draft last given to the Mortgagee prior to the execution of this Deed, or any other basis of merger relating to the Target Company which is acceptable to the Mortgagee.

      MORTGAGED PROPERTY means the property mortgaged or charged under this Deed or any Collateral Security.

      NOMINATED ACCOUNT means any bank account opened by the Mortgagor before or after the execution of this Deed at the request of the Mortgagee, at a bank and branch of the Mortgagee specified by the Mortgagee and, if no such account is specified, an account with the Mortgagee.

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Deed of Charge                                     Allens Arthur Robinson [LOGO]

      POWER means a power, right, authority, discretion or remedy which is conferred on the Mortgagee, any Controller or any Attorney:

      (a)   by this Deed or any Collateral Security; or

      (b)   by law in relation to this Deed or any Collateral Security.

      PRIVATE PLACEMENT means the purchase of 149 million newly issued fully paid up ordinary Shares in the Target Company by the Mortgagor pursuant to the Share Subscription Agreement.

      RECEIVER means a receiver or receiver and manager appointed under this Deed or any Collateral Security.

      SECURED MONEY means all money which the Mortgagor (whether alone or not) is or at any time may become actually or contingently liable to pay to or for the account of the Mortgagee (whether alone or not) for any reason whatever under or in connection with a Finance Document.

      It includes money by way of principal, interest, fees, costs, indemnity, Guarantee, charges, duties or expenses, or payment of liquidated or unliquidated damages under or in connection with a Finance Document, or as a result of a breach of or default under or in connection with, a Finance Document.

      It also includes money that the Mortgagor would have been liable to pay but for its Liquidation, or some other reason.

      SHARE means any share in the Target Company.

      SHARE SUBSCRIPTION AGREEMENT means the agreement relating to the subscription for Shares by the Mortgagor, in the form of the last draft given to the Mortgagee prior to the execution of this Deed, or any other agreement relating to the subscription of Shares by the Mortgagor in form and substance acceptable to the Mortgagee.

      TARGET COMPANY means Ballarat Goldfields NL ACN 006 245 441

      TAX Includes any tax, levy, impost, deduction, charge, rate, duty, compulsory loan or withholding which is levied or imposed by a Government Agency, and any related interest, penalty, charge, fee or other amount.

      TRANCHE A CHESS AGREEMENT means an undertaking by the Target Company in a form acceptable to the Mortgagee that all Shares to be issued under or pursuant to the Private Placement will be immediately listed in CHESS on the date of issue with a broker participant or non-broker participant acceptable to the Mortgagee (which would include ANZ Nominees).

      UNCERTIFICATED SECURITY means a share or security which, for the purposes of trading on the Australian Stock Exchange, is an Uncertificated security and includes a share or other security which is:

      (a) registered in a subregister maintained by ASX Settlement and Transfer Corporation Pty Ltd under CHESS;

      (b) registered in a subregister maintained by the issuer of the share or other security under CHESS; or

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Deed of Charge                                     Allens Arthur Robinson [LOGO]

      (c) registered under the Flexible Accelerated Security Transfer System established under the business rules and listing rules of Australian Stock Exchange Limited.

      UNPAID CAPITAL means any uncalled or unpaid share capital or premiums of the Mortgagor.

1.2   FACILITY AGREEMENT DEFINITIONS

      Definitions in the Facility Agreement apply in this Deed unless the context requires otherwise or the relevant term is defined in this Deed.

1.3   INTERPRETATION

        Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

      (a)   The singular includes the plural and the converse.

      (b)   A gender includes all genders.

      (c) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

      (d) A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

      (e) A reference to a clause, annexure or schedule is a reference to a clause of, or annexure or schedule to, this Deed.

      (f) A reference to a party to this Deed or another agreement or document includes the party's successors and permitted substitutes or assigns.

      (g) A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

      (h) A reference to WRITING includes a facsimile transmission and any means of reproducing words in a tangible and permanently visible form.

      (i) A reference to CONDUCT includes an omission, statement or undertaking, whether or not in writing.

      (j) The meaning of terms is not limited by specific examples introduced by INCLUDING, or for example, or similar expressions.

      (k) A reference to an ASSET includes any real or personal, present or future, tangible or intangible property or asset (including Intellectual Property) and any right, interest, revenue or benefit in, under or derived from the property or asset.

      (1) An Event of Default SUBSISTS until it has been waived in writing by the Mortgagee or cured to the satisfaction of the Mortgagee (acting reasonably) before action is taken in respect of it.

      (m) A reference to an amount for which a person is CONTINGENTLY LIABLE includes an amount which that person may become actually or contingently liable to pay if a contingency occurs, whether or not that liability will actually arise.

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Deed of Charge                                     Allens Arthur Robinson [LOGO]

      (n) Nothing in this Deed is to be interpreted against a party on the ground that the party put it forward.

1.4   DOCUMENT OR AGREEMENT

      A reference to:

      (a) an AGREEMENT includes a Security Interest, Guarantee, undertaking, deed, agreement or legally enforceable arrangement whether or not in writing; and

      (b) a DOCUMENT includes an agreement (as so defined) in writing or a certificate, notice, instrument or document.

      A reference to a specific agreement or document includes it as amended, novated, supplemented or replaced from time to time, except to the extent prohibited by this Deed.

2.    CHARGE

2.1   CHARGE

      (a) The Mortgagor charges to the Mortgagee, all its present and future assets and undertaking including Unpaid Capital.

      (b)   The charge secures the due and punctual payment of the Secured
            Money.

      (c) The charge is given in consideration of the Mortgagee entering the Finance Documents, providing or continuing advances or financial accommodation from time to time, or both, and for other valuable consideration received.

2.2   PROSPECTIVE LIABILITY

      (a) Subject to clause 2.3 (INCREASE IN PROSPECTIVE LIABILITY), for the purpose of the Corporations Act 2001 the maximum prospective liability (as defined in the Corporations Act 2001) secured by this Deed is AS 100,000,000 or its equivalent but this clause does not limit the amount of actual liability at any time secured by or recoverable under this Deed.

      (b) In addition to that prospective liability, this Deed also secures a prospective liability (as defined in the Corporations Act 2001) of an unspecified amount, being all other money which may become due or owing or payable to the Mortgagee under this Deed and, except for the purposes of s282(3) of the Corporations Act 2001, this Deed is not in any way limited to the amount in paragraph (a).

      (c) The nature of that prospective liability is advances, interest, fees, costs, indemnities and other amounts included in the definition of Secured Money.

      (d) Despite any other provision of this Deed the total principal amount recoverable under this Deed is limited to AS 100,000,000. In this clause PRINCIPAL AMOUNT includes amounts payable with respect to any principal amount under or in respect of any Guarantee or indemnity. It excludes amounts of or with respect to interest, Tax, fees, charges, costs and expenses and any amount payable under clause 14 (OTHER SECURITY INTERESTS OVER MORTGAGED PROPERTY) and any similar provision.

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Deed of Charge                                     Allens Arthur Robinson [LOGO]

2.3   INCREASE IN PROSPECTIVE LIABILITY

      From time to time, the Mortgagee may lodge a notice under s268(2) of the Corporations Act 2001 on behalf of the Mortgagor specifying an increase in the maximum prospective liability secured by this Deed. From the date of lodgement the sum specified in clause 2.2 (PROSPECTIVE LIABILITY) will be taken to be varied to the sum specified in the notice.

3.    NATURE OF CHARGE

3.1   PRIORITY

      The charge is a first charge and takes priority over all other Security Interests except as mandatorily preferred by law.

3.2   NATURE OF CHARGE

      The charge operates:

         (a) as a fixed charge as regards al! present and future:

            (i) freehold and leasehold property or any other interest in real property;

            (ii)  Unpaid Capital;

            (iii) machinery (other than stock-in-trade), plant or any item of equipment;

            (iv) insurance policies, and all the proceeds of those policies;

            (v) books of account, registers, minute books, statements, invoices, accounting and other records (including those recorded electronically) and all software;

            (vi)  interests in any partnership;

            (vii) Intellectual Property and goodwill;

            (viii) Marketable Securities including, without limitation, Shares acquired by the Mortgagor in the Target Company;

            (ix)  Authorisations;

            (x)   documents and agreements of any kind;

            (xi) book and other debts and the proceeds of those debts (other than proceeds which may be dealt with by the Mortgagor under clause 3.7(a) (DEALING WITH PROCEEDS));

            (xii) accounts opened in the name of the Mortgagor or for the benefit of the Mortgagor under any Finance Document (including any Nominated Accounts);

            (xiii) other assets that are not acquired for disposal in the ordinary course of the Mortgagor's business,

            and all right, title and interest of the Mortgagor in, under or derived from, the above (except as expressly provided); and

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Deed of Charge                                     Allens Arthur Robinson [LOGO]

      (b) subject to clause 3.5 (CRYSTALLISATION), as a floating charge only as regards all other assets charged.

      All sub-paragraphs of paragraph (a) are to be construed independently. None limits the generality of any other.

3.3   DEALING WITH MORTGAGED PROPERTY

      (a) Except with the prior written consent of the Mortgagee or as expressly permitted in any Finance Document, and subject to clause
            3.4 (ENTER INTO CHESS SPONSORSHIP COLLATERAL AGREEMENT), the Mortgagor shall not:

            (i) create or allow to exist any Security Interest over any Mortgaged Property; or

            (ii)  in any other way:

                  (A)   dispose of;

                  (B)   create or allow any interest in; or

                  (C)   part with possession of,

                  any Mortgaged Property, except, subject to the Finance Documents, any disposal of or dealing with any asset for the time being subject to the floating charge in the ordinary course of its ordinary business.

      (b) Where by law a mortgagee may not restrict the creation of any Security Interest- over an asset ranking after the charge created by this Deed, paragraph (a) will not restrict that creation, but the Mortgagor shall ensure that before that Security Interest is created the holder of that Security Interest enters into a deed of priority in form and substance specified by the Mortgagee.

3.4   ENTER INTO CHESS SPONSORSHIP COLLATERAL AGREEMENT

      (a) The Mortgagor shall enter into, and shall cause a broker participant or a non-broker participant to enter into, the CHESS Sponsorship Collateral Agreement with the Mortgagee.

      (b) The Mortgagor must not deal whatsoever with Shares except as permitted under the CHESS Sponsorship Collateral Agreement.

3.5   CRYSTALLISATION

      The floating charge created by the Mortgagor under clause 2.1 (a) and referred to in clause 3.2 (NATURE OF CHARGE) will automatically and immediately crystallise and operate as a fixed charge:

      (a)   in respect of any asset:

            (i) on notice to the Mortgagor from the Mortgagee (which it may only give after the occurrence of an Event of Default while that Event of Default subsists);

            (ii)  if without the prior written consent of the Mortgagee, the
                  Mortgagor:

                  (A)   creates or allows any Security Interest over;

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Deed of Charge                                     Allens Arthur Robinson [LOGO]

                  (B)   sells, Leases or otherwise disposes of;

                  (C)   creates or allows any interest in; or

                  (D)   parts with possession of,

                  that asset in breach of a Finance Document, or agrees or attempts to do so or takes any step towards doing so;

            (iii) on any step being taken with a view to levying or enforcing any distress, attachment or other execution on that asset or to enforcing any Security Interest in respect of that asset;

            (iv) on the Commissioner of Taxation or his delegate or successor signing a notice under:

                  (A)   s218 or s255 of the Income Tax Assessment Act 1936
                        (Cth);

                  (B) s260-5 of Schedule 1 of the Taxation Administration Act 1953 (Cth); or

                  (C)   any similar legislation,

                  which may affect that asset; or

            (v) on a Government Agency taking any step which may result in an amount of Tax or an amount owing to a Government Agency ranking ahead of the floating charge with respect to that asset; or

      (b)   in respect of all the Mortgaged Property:

            (i) if an order is made or a resolution is passed for the winding up of the Mortgagor; or

            (ii) on the security constituted by this Deed being enforced in any way.

            Except where expressly stated, no notice or action by the Mortgagee is necessary for the charge to crystallise.

3.6   DE-CRYSTALLISATION

      By notice to the Mortgagor, the Mortgagee may at any time release from the fixed charge any asset which has become subject to a fixed charge under clause 3.5 (CRYSTALLISATION). That asset will then again be subject to the floating charge and to the further operation of that clause.

3.7   DEALING WITH PROCEEDS

      (a)   Subject to the Finance Documents, the Mortgagor shall ensure that:

            (i)   all proceeds of any book or other debt; and

            (ii) except as otherwise provided in clause 9.2 of the Facility Agreement, all the proceeds of any disposal of or other dealing with any asset the subject of a fixed charge, which are not immediately applied in acquiring another similar asset or in payment of the Secured Money or moneys ranking ahead of the Secured Money,

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Deed of Charge                                     Allens Arthur Robinson [LOGO]

            are paid immediately into the Nominated Account or, if there is none, a separate account of which the Mortgagor has notified the Mortgagee.

      (b) Subject to the Finance Documents, so long as no Event of Default subsists the Mortgagor may withdraw from the Nominated Account amounts equal to all the proceeds of any book or other debt paid into that account and deal with it as it thinks fit where:

            (i) the book or other debt arose in the ordinary course of its business;

            (ii) the proceeds do not arise from the disposal of, Lease of, or grant of any interest in, an asset the subject of the fixed charge;

            (iii) the proceeds are received before the floating charge crystallises in respect of all the Mortgaged Property and before anything described in clause 3.5(a) (CRYSTALLISATION) occurs with respect to the debt or those proceeds; and

            (iv)  no Finance Document provides otherwise.

      (c)   At any time while an Event of Default subsists:

            (i) if the Mortgagee requires, Authorised Officers of the Mortgagee will be the only signatories to the Nominated Account or the separate account referred to in paragraph (a); and

            (ii) no withdrawals may be made from it without the approval of the Mortgagee.

      (d) The Mortgagor shall give notices and directions necessary or requested by the Mortgagee to ensure paragraphs (a) and (c) are complied with.

      (e) Failure by the Mortgagee to require the Mortgagor to comply with this clause will not constitute a waiver.

      (f) Without prejudice to paragraph (e), if for any reason the Mortgagee waives or is taken to have waived the requirements of this clause, the charge created by this Deed will still operate as a fixed charge in respect of the relevant debt or other asset which gives rise to the relevant moneys or proceeds.

      (g) In this clause PROCEEDS includes moneys or consideration payable, whether or not received by the Mortgagor.

3.8   UNCERTIFICATED SECURITIES

      Insofar as any of the Mortgaged Property is Uncertificated Securities, the Mortgagor shall ensure that:

      (a) the Uncertificated Securities are registered in the Mortgagor's name and that the Mortgagor is the owner of the Uncertificated Securities free from any interest or claim of any other person;

      (b) the Mortgagor is able to charge the Uncertificated Securities to the Mortgagee under this Deed;

      (c)   the Mortgagor:

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            (i)   enters into a Sponsorship Agreement with, and arranges for the
                  Uncertificated Securities to be sponsored by, ANZ Nominees or another person acceptable to the Mortgagee for the purpose of protecting the Mortgagee's rights under this Deed; or

            (ii) provides an undertaking from the Mortgagor's controlling participant whereby the controlling participant:

                  (A)   acknowledges the existence of this Deed;

                  (B) undertakes not to initiate dealings in the Uncertificated Securities (including the transfer of the Uncertificated Securities to another controlling participant) without having first obtained the consent of the Mortgagee; and

                  (C) undertakes that if this Deed becomes enforceable, the controlling participant will act on the Mortgagee's instructions and not on the instructions of the Mortgagor, and

      (d) the Mortgagor pays ANZ Nominee's Costs or, where applicable, the costs and expenses of that other person.

4.    UNDERTAKINGS

      (a) The Mortgagor shall duly and punctually pay the Secured Money in accordance with the Finance Documents. After an Event of Default it shall pay all Secured Money on demand if that demand is made while the Event of Default is subsisting.

      (b) The Mortgagor shall ensure that no Event of Default occurs. Without affecting the liability of the Mortgagor or the Powers of the Mortgagee in any other respect (including where a breach of this paragraph is also a breach of another provision), the Mortgagor is not liable in damages for a breach of this clause 4(b) but the Mortgagee may exercise its Powers following the breach.

5.    LIMITED RECOURSE

5.1   LIMIT AND RELEASE

      (a)   (LIMIT) Subject to clause 5.2 (EXCEPTIONS) and subject to paragaph
            (c), but despite any other provision of this Deed, the liability of the Mortgagor to the Mortgagee under or in connection with this Deed is limited to the total amount available to the Mortgagee as a result of a realisation of the Mortgaged Property in accordance with this Deed (after payment of enforcement costs etc).

      (b) (RELEASE) The Mortgagee waives all claims (including in respect of deceptive and misleading conduct) it may have against the Mortgagor under or in connection with this Deed in respect of which the Mortgagor is not liable under paragraph (a).

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      (c)   (DURATION OF LIMIT) Despite anything else in this clause 5:

            (i) the limit referred to in paragraph (a) will only apply until such time as the Mortgagor acquires or becomes unconditionally entitled to acquire Shares pursuant to the Merger Implementation Agreement; and

            (ii) after that dates, this clause 5 will be taken to no longer apply to this Deed.

5.2   EXCEPTIONS

      (a) Nothing in clause 5.1 (LIMIT AND RELEASE) limits the liability of the Mortgagor in respect of any loss, cost or expense suffered or incurred by the Mortgagee arising from the Mortgagor's fraud or negligence under or in connection with this Deed.

      (b) Failure by the Mortgagor to pay all or any part of any amount due under or in connection with this Deed does not of itself constitute fraud or negligence on its part.

5.3   UNRESTRICTED REMEDIES

      (a)   (CHARGES AND GUARANTEES) Subject to paragraph (b), nothing in clause
            5.1 (LIMIT AND RELEASE) limits the Mortgagee in:

            (i)   exercising its rights or powers under this Deed:

            (ii) obtaining an injunction or other order to restrain any breach of any Finance Document by any party; or

            (iii) obtaining declaratory relief.

      (b) (LIMITED AGENCY) In exercising any right, power or remedy under this Deed, neither the Mortgagee nor any receiver, receiver and manager, agent or attorney appointed under this Deed shall incur, or have the authority to incur, any liability on behalf of or for the account of the Mortgagor except a liability which is itself subject to the limitation in clause 5.1 (LIMIT AND RELEASE).

      (c) (SECURED MONEY) For the purpose of determining the liability of the Mortgagor in relation to the Secured Money and the amount of Secured Money recoverable under any Security, the limit on the liability of the Mortgagor under clause 5.1 (LIMIT AND RELEASE) will be disregarded.

5.4   RESTRICTED REMEDIES

      Except as provided in clause 5.1(c) (DURATION OF LIMIT) and clause 5.3 (UNRESTRICTED REMEDIES), the Mortgagee shall not, in relation to any liability for which the Mortgagor is not liable under clause 5.1 (LIMIT AND RELEASE):

      (a) (JUDGMENT) obtain a judgment for the payment of money or damages by the Mortgagor;

      (b) (STATUTORY DEMAND) issue any demand under s549E(1) of the Corporations Act 2001 (or any analogous provision under any other law) against the Mortgagor;

      (c)   (WINDING UP) apply for the winding up of the Mortgagor;

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      (d)   (EXECUTION) levy or enforce any distress or other execution to, on or against any asset of the Mortgagor;

      (e) (COURT APPOINTED RECEIVER) apply for the appointment by a court of a receiver to any of the assets of the Mortgagor; and

      (f) (SET-OFF OR COUNTERCLAIM) exercise or seek to exercise any set-off or counterclaim against the Mortgagor,

      or take proceedings for any of the above and the Mortgagee waives its rights in respect of those applications and proceedings.

6.    FURTHER ASSURANCES

6.1   FURTHER ASSURANCES

      Whenever the Mortgagee requests the Mortgagor to do anything:

      (a) for more satisfactorily mortgaging, assuring or securing the Mortgaged Property to the Mortgagee in a manner not inconsistent with this Deed or any Collateral Security; or

      (b)   for aiding in the execution or exercise of any Power,

      the Mortgagor shall do it immediately at its own cost. It may include registering this Deed, the execution or registering of any other document or agreement, the delivery of documents or evidence of title and the execution and delivery of blank transfers.

6.2   LEGAL OR STATUTORY MORTGAGE

      Without limiting clause 6.1 (FURTHER ASSURANCES), whenever requested by the Mortgagee, the Mortgagor shall execute a legal or statutory mortgage over any of the Mortgaged Property. The mortgage must be in favour of the Mortgagee, secure the Secured Money, and be in the form and substance required by the Mortgagee. The Mortgagor shall use its best endeavours to register the mortgage,

6.3   TITLE DOCUMENTS

      Without limiting clause 6.1 (FURTHER ASSURANCES), the Mortgagor shall deliver to the Mortgagee immediately all documents of title to interests in real property or Marketable Securities received by it, other than any such document held under another Security Interest affecting the Mortgaged Property with the written consent of the Mortgagee.

7.    APPOINTMENT OF CONTROLLER

7.1   APPOINTMENT

      To the extent permitted by law, at any time after an Event of Default (whilst it is subsisting) the Mortgagee or any Authorised Officer of the Mortgagee may:

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      (a)   appoint any person or any two or more persons jointly and/or severally to be a receiver or receiver and manager of ail or any of the Mortgaged Property or to act as agent of the Mortgagee to exercise any of the Mortgagee's Powers;

      (b)   remove any Controller;

      (c) appoint another Controller in addition to or in place of any Controller; and

      (d)   fix or vaey the remuneration of any Controller.

      An appointment may be made on any terms the Mortgagee thinks fit and whether or not the Mortgagee at any time has taken, or entered into possession of, any of the Mortgaged Property. Without limiting any other method of appointment permitted by law, an appointment may be made by an instrument signed by an Authorised Officer of the Mortgagee or by, or on behalf of, the Mortgagee.

7.2   AGENT OF MORTGAGOR

      Subject to clause 7.4 (RECEIVER APPOINTED AFTER COMMENCEMENT OF LIQUIDATION), every Receiver is the agent of the Mortgagor. The Mortgagor alone is responsible for a Receiver's acts and defaults.

7.3   RECEIVER'S POWERS

      In addition to any powers granted by law, and except to the extent specifically excluded by the terms of appointment, every Receiver has power to do anything in respect of the Mortgaged Property that an absolute beneficial legal owner of the property could do. That includes power to do any of the following, in each case on such terms as the Receiver thinks fit.

      (a) (TAKE POSSESSION AND MANAGE) Take possession of, get in and manage the Mortgaged Property.

      (b)   (SELL)

            (i) Sell any of the Mortgaged Property (whether or not the Receiver has taken possession).

            (ii)  Without limitation any sale may be made:

                  (A)   by public auction, private treaty or tender;

                  (B)   for cash or on credit;

                  (C)   in one lot or in parcels;

                  (D) either with or without special conditions or stipulations as to title or time or mode of payment of purchase money or otherwise;

                  (E) with power to allow the whole or any part of the purchase money to be deferred (whether with or without any security); and

                  (F) whether or not in conjunction with the sale of any property by any person.

      (c)   (OPTIONS) Grant or take put or call options.

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      (d)   (LEASE) Lease any of the Mortgaged Property for any term (whether or not the Receiver has taken possession).

      (e)   (CARRY ON BUSINESS) Carry on or concur in carrying on any business.

      (f) (ACQUIRE ANY ASSET) Acquire in any manner any asset (including to take it on Lease). After that acquisition it will be included in the Mortgaged Property.

      (g) (MAINTAIN AND IMPROVE THE MORTGAGED PROPERTY) Anything to maintain, protect or improve any of the Mortgaged Property or to obtain income or returns from any of the Mortgaged Property (including by development, sub-division, construction, alteration, or repair, of any property or by pulling down, dismantling or scrapping, any property).

      (h)   (RAISE MONEY)

            (i) Borrow or raise any money from the Mortgagee or any other person approved by the Mortgagee;

            (ii)  give Guarantees; and

            (iii) grant any Security Interest over any of the Mortgaged Property to secure that money or Guarantee. That Security Interest may rank in priority to or equally with or after, the security created by this Deed. It may be given in the name of the Mortgagor or otherwise.

      (i)   (LEND) Lend money or provide financial accommodation.

      (j)   (SEVER FIXTURES) Sever fixtures.

      (k) (EMPLOY) Employ or discharge any person as employee, contractor, agent, professional adviser, consultant or auctioneer for any purpose and at any remuneration and on any other terms as the Receiver thinks fit.

      (1)   (COMPROMISE) Make or accept any arrangement or compromise.

      (m)   (GIVE RECEIPTS) Give receipts for money and other assets.

      (n) (AUTHORISATION) Apply for, take up, transfer or surrender any Authorisation or any variation of any Authorisation.

      (o)   (PERFORM AND ENFORCE AGREEMENTS)

            (i)   Perform or enforce;

            (ii) exercise or refrain from exercising the Mortgagor's rights and powers under; or

            (iii) obtain the benefit in other ways of,

            any documents or agreements or rights which form part of the Mortgaged Property and any documents or agreements entered into in exercise of any Power.

      (p) (VARY AND TERMINATE AGREEMENTS) Vary, rescind or terminate any document or agreement (including surrender or accept the surrender of Leases).

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      (q)   (TAKE INSOLVENCY PROCEEDINGS) Make debtors bankrupt, wind up companies and do any thing in relation to any actual or contemplated Liquidation (including attend and vote at meetings of creditors and appointing proxies for meetings).

      (r) (TAKE PROCEEDINGS) Commence, defend, conduct, settle, discontinue or compromise proceedings in the name of the Mortgagor or otherwise.

      (s) (EXECUTE DOCUMENTS) Enter into and execute documents or agreements on behalf of the Receiver or the Mortgagor. This includes using the Mortgagor's seal and signing, accepting and endorsing cheques, promissory notes and bills of exchange.

      (t) (OPERATE BANK ACCOUNTS) Operate any bank account comprising part of the Mortgaged Property and open and operate any further bank account.

      (u) (SURRENDER MORTGAGED PROPERTY) Surrender, release or transfer any of the Mortgaged Property or exchange it with any person for other property.

      (v) (PROMOTE COMPANIES) Promote the formation of companies with a view to purchasing any of the Mortgaged Property or assuming the obligations of the Mortgagor or otherwise.

      (w) (DELEGATE) Delegate to any person approved by the Mortgagee any Powers conferred on the Receiver (including delegation).

      (x) (HAVE ACCESS) Have access to and make use of the premises, plant, equipment, and records and accounting and other services of the Mortgagor and the services of its staff.

      (y) (VOTE) Exercise any voting or other rights or powers in respect of any of the Mortgaged Property and do anything in relation to Marketable Securities.

      (z) (OTHER OUTGOINGS) Pay any outgoing or indebtedness of the Mortgagor or any other person.

      (aa) (SECURITY INTERESTS) Redeem any Security Interest or acquire it and any debt secured by it.

      (bb) (MAKE CALLS) Make calls on the members of the Mortgagor in respect of any Unpaid Capital.

      (cc) (INSURE) Take out insurance and make, enforce, compromise and settle all claims in respect of insurance.

      (dd) (INCIDENTAL POWER) Do anything incidental to the exercise of any other Power.

      All of the above paragraphs are to be construed independently. None limits the generality of any other.

7.4   RECEIVER APPOINTED AFTER COMMENCEMENT OF LIQUIDATION

      The power to appoint a Receiver may be exercised even if:

      (a) an order is made or a resolution is passed for the Liquidation of the Mortgagor; and

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      (b)   a receiver or receiver and manager appointed in those circumstances may not, or may not in some respects, act as the agent of the Mortgagor.

7.5   POWERS EXERCISABLE BY THE MORTGAGEE

      Whether or not a Receiver has been appointed, to the extent permitted by law the Mortgagee may exercise any Power of a Receiver at any time after an Event of Default (whether or not it is continuing) in addition to any Power of the Mortgagee and without giving notice. It may exercise those Powers and its Powers without taking possession or being liable as mortgagee in possession. Without limitation it may exercise those Powers and its Powers directly or through one or more agents. In the latter event anything done or incurred by an agent will be taken to be done or incurred by the Mortgagee.

7.6   WITHDRAWAL

      The Mortgagee may give up possession of any Mortgaged Property and withdraw any receivership at any time.

8.    POWER OF ATTORNEY

      (a) For valuable consideration and by way of security the Mortgagor irrevocably appoints each Authorised Officer of the Mortgagee severally its attorney to do anything which:

            (i) the Mortgagor is obliged, but has failed, to do under or in relation to any Finance Document; or

            (ii) the Mortgagee or any Receiver is authorised or empowered to do under any Finance Document or any law, but only at the times that the Mortgagee or that Receiver (if a Receiver had been appointed) would have been able to do it.

      (b)   Without limitation, the Attorney may at any time:

            (i) do anything which in the opinion of the Mortgagee or the Attorney is necessary or expedient to secure, preserve, perfect or give effect to the security contained in this Deed (including anything under clause 9 (COMPLETION OF BLANK SECURITIES) or 10 (PERFORMANCE OF MORTGAGOR'S OBLIGATIONS)) and for this purpose, without limitation, the Attorney may execute a legal mortgage, transfer, assignment and other assurance in favour of the Mortgagee; and

            (ii)  delegate the Attorney's powers (including delegation).

      (c) No Attorney appointed under this Deed may act, nor has power to act, inconsistently with this Deed or any other Finance Document.

9.    COMPLETION OF BLANK SECURITIES

      The Mortgagee, any Authorised Officer of the Mortgagee, any Receiver or any Attorney may complete any document executed by or on behalf of the Mortgagor and deposited with the

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      Mortgagee pursuant to this Deed. It may complete it in favour of the
      Mortgagee, any appointee of the Mortgagee or any purchaser.

10.   PERFORMANCE OF MORTGAGOR'S OBLIGATIONS

      If at any time the Mortgagor fails duly to perform any obligation in any Finance Document (and any cure period in relation to that obligation has expired), the Mortgagee or any person it authorises may do anything which in its opinion is necessary or expedient to make good or to attempt to make good that failure to its satisfaction.

11.   INSPECTION

      The Mortgagee or any person it authorises may inspect and copy the records of the Mortgagor related to the Mortgaged Property and inspect the premises of the Mortgagor and its Subsidiaries and inspect the Mortgaged Property at any time during normal business hours and on reasonable notice or while an Event of Default subsists. The Mortgagor will do everything in its power to assist that inspection and copying and ensure that its employees and officers and its Subsidiaries and their employees and officers do the same.

12.   STATUTORY POWERS

12.1  POWERS IN AUGMENTATION

      The powers conferred on a mortgagee by law:

      (a) are in addition to the Powers conferred by this Deed or any Collateral Security;

      (b) (to the extent permitted by law) may be exercised by the Mortgagee immediately an Event of Default occurs and at any time subsequently; and

      (c) are excluded or varied only so far as they are inconsistent with the express terms of this Deed or any Collateral Security.

12.2  LEASING

      The Mortgagor may not surrender any Lease, accept any surrender of Lease or to exercise any power of Leasing conferred on the Mortgagor by law except as expressly permitted or contemplated in any Finance Document.

12.3  NOTICE NOT REQUIRED

      To the extent permitted by law (but without prejudice to any express requirement in a Finance Document):

      (a) the Mortgagor dispenses with any notice or lapse of time required by law before enforcing this Deed or any Collateral Security or exercising any Power; and

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      (b)   without limitation the Mortgagor agrees that:

            (i) the Mortgagee is not required to give notice to any person before enforcement or exercise;

            (ii) any law requiring the giving of notice or the compliance with a procedure or the lapse of time before enforcement or exercise is excluded; and

            (iii) where a law which cannot be excluded requires a period of notice to be given but allows the period to be specified or changed, that period is one day.

13.   APPLICATION OF MONEY RECEIVED

13.1  ORDER

      To the extent permitted by law, all moneys received by a Controller, an Attorney or the Mortgagee under or by virtue of this Deed will be applied in the manner and order determined by the Mortgagee. If the Mortgagee does not make a determination, the following order will apply.

      (a) First: all costs, charges and expenses of the Mortgagee, any Controller or any Attorney which are incurred in or are incidental to the exercise or performance or attempted exercise or performance of a Power or otherwise in relation to this Deed or any Collateral Security.

      (b) Second: any other outgoings which the Controller, Attorney or the Mortgagee thinks fit to pay.

      (c)   Third: the Controller's remuneration.

      (d) Fourth: to each holder of a Security Interest of which the Mortgagee is aware and which has priority over this Deed in relation to the relevant Mortgaged Property, to the extent, and in order, of priority.

      (e)   Fifth: to the Mortgagee towards satisfaction of the Secured Money.

      (f) Sixth: to each holder of a Security Interest of which the Mortgagee is aware and which ranks after this Deed in relation to the relevant Mortgaged Property, to the extent, and in order, of priority.

      (g)   Seventh: the surplus (if any) belongs to the Mortgagor.

      The surplus will not carry interest. If it pays the surplus to the credit of an account in the name of the Mortgagor with any bank carrying on business in Australia, the Controller, Mortgagee or Attorney (as the case may be) will be under no further liability in respect of it.

13.2  MONEY ACTUALLY RECEIVED

      (a) In applying any moneys towards satisfaction of the Secured Money the Mortgagor will be credited only with the moneys available for that purpose which is actually received by the Mortgagee. The credit will date from the time of receipt.

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      (b)   That money will be appropriated as between principal, interest and other amounts due as the Mortgagee determines. Any such appropriation by the Mortgagee will override any appropriation made by the Mortgagor.

13.3  AMOUNTS CONTINGENTLY DUE

      If any of the Secured Money is contingently owing to the Mortgagee at the time of a distribution of an amount under clause 13.1 (ORDER), the Mortgagee may retain any of that amount. If it does, it shall place the amount retained on short term interest bearing deposit until the relevant Secured Money becomes actually due or ceases to be contingently owing, and the Mortgagee shall then apply the balance of the amount retained (together with interest earned on the deposit) in accordance with clause
      13.1 (ORDER).

13.4  NOTICE OF SUBSEQUENT SECURITY INTERESTS

      (a) If the Mortgagee receives actual or constructive notice of a subsequent Security Interest affecting any Mortgaged Property it may open a separate account in the name of the Mortgagor in its books.

      (b) If the Mortgagee does not open a new account it will be treated as if it had done so at the time it received actual or constructive notice of the Security Interest.

      (c)   From the time the new account is opened or is taken to be opened:

            (i) all advances and accommodation made available by the Mortgagee to the Mortgagor;

            (ii) all payments and repayments made by the Mortgagor to the Mortgagee; and

            (iii) moneys to be applied towards the Secured Money under clause
                  13.l(e) (ORDER),

            will be or will be taken to be debited or credited, as appropriate, to the new account. Payments, repayments and other moneys will only be applied in reduction of other Secured Money to the extent that there is no debit balance in that account.

13.5  CONVERSION OF CURRENCIES ON APPLICATION

      For the purpose of making an application under clause 13.1 (ORDER) the Mortgagee, any Controller or any Attorney may purchase one currency with another, whether or not through an intermediate currency, whether spot or forward, in the manner and at the time it thinks fit.

14.   OTHER SECURITY INTERESTS OVER MORTGAGED PROPERTY
--------------------------------------------------------------------------------

      (a) The Mortgagee, any Controller or any Attorney may rely on the certificate of a holder of another Security Interest affecting or purporting to affect the Mortgaged Property as to the amount and property secured by the Security Interest.

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      (b)   The Mortgagee, at any time whilst an Event of Default subsists or any Controller may pay or agree to pay at any time the amount certified by the holder of a Security Interest or purported Security Interest to be necessary to discharge it or some of the indebtedness secured by it or to acquire it. From the date of payment that amount will be part of the Secured Money and the Mortgagor will indemnify the Mortgagee and the Controller against that amount. This applies whether or not that Security Interest or purported Security Interest was valid or prior, equal or subsequent ranking or the property or moneys stated in the certificate was secured by it.

15.   PROTECTION OF MORTGAGEES, CONTROLLERS AND ATTORNEYS

      To the extent permitted by law, the Mortgagee, any Controller or any Attorney will not be liable:

      (a) in respect of any conduct, delay, negligence or breach of duty in the exercise or non-exercise of a Power; nor

      (b)   for any loss (including consequential loss) which results,

      except where it arises from fraud or gross negligence on the part of the Mortgagee, any Controller or any Attorney.

16.   PROTECTION OF THIRD PARTIES

16.1  NO ENQUIRY

      No party to any Dealing (as defined below) and no person asked to register a Dealing:

      (a)   is bound to enquire:

            (i) whether an Event of Default has occurred or whether this Deed has become enforceable;

            (ii) whether a person who is, or, purports or is purported to be, a Controller or Attorney is duly appointed;

            (iii) as to the amount of Secured Money and whether Secured Money is due and payable; or

            (iv) in any other way as to the propriety or regularity of the Dealing; or

      (b) is affected by express notice that the Dealing is unnecessary or improper.

      For the protection of any party to a Dealing or a person registering a Dealing, the Dealing will be taken to be authorised by this Deed and will be valid accordingly, even if there is any irregularity or impropriety in the Dealing.

      In this clause a DEALING is:

      (a)   any payment, or any delivery or handing over of an asset, to; or

      (b) any acquisition, incurring of Finance Debt, receipt, sale, Lease, disposal or other dealing, by,

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      the Mortgagee, any Controller or any Attorney, or any person who purports or is purported to be a Controller or Attorney.

16.2  RECEIPT

      The receipt of any Authorised Officer of the Mortgagee, any Controller or any Attorney (or person who purports, or is purported, to be a Controller or Attorney) for any moneys or assets payable to or receivable or received by it exonerates the person paying those moneys or handing over that asset from being concerned as to their application, or from being liable or accountable for their loss or misapplication.

17.   INTEREST ON OVERDUE AMOUNTS

17.1  ACCRUAL AND PAYMENT

      (a) (ACCRUAL) Interest accrues on each unpaid amount which is due and payable by the Mortgagor under or in respect of this Deed in accordance with clause 17 of the Facility Agreement:

      (b) (PAYMENT) The Mortgagor shall pay interest accrued under this clause on demand and on the last Business Day of each calendar quarter. That interest is payable in the currency of the unpaid amount on which it accrues.

17.2  RATE

      The rate applicable under this clause is the rate provided in clause of the Facility Agreement.

18.   CERTIFICATE AS TO AMOUNT OF SECURED MONEY

      A certificate signed by an Authorised Officer of the Mortgagee will be conclusive evidence against the Mortgagor, unless proven wrong:

      (a)   as to the amount of Secured Money stated in that certificate;

      (b)   that a document specified in that certificate is a Finance Document;
            and

      (c)   that the Mortgagee is of the opinion stated in the certificate.

19.   SURVIVAL OF OBLIGATIONS

      (a) (REPRESENTATIONS AND WARRANTIES) Each representation or warranty in a Finance Document survives the execution and delivery of the Finance Documents and the provision of financial accommodation.

      (b) (INDEMNITY) Each indemnity, reimbursement or similar obligation in a Finance Document and clauses 11 and 12 of the Facility Agreement;

            (i)   is a continuing, separate and independent obligation;

            (ii)  is payable on demand; and

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Deed of Charge                                     Allens Arthur Robinson (LOGO)

            (iii) survives termination or discharge of the relevant Finance
                  Document and repayment of financial accommodation.

            Where a party is obliged to indemnify another party against any loss, cost, charge, liability, expense, deficiency or other amount, it shall pay on demand from time to time the amount stated by the other parry to be the amount indemnified against.

20.   CONTINUING SECURITY

      Each of this Deed and each Collateral Security is a continuing security despite any settlement of account, intervening payment or anything else until a final discharge of this Deed and each Collateral Security has been given to the Mortgagor.

21.   OTHER SECURITIES

      No Power and nothing in this Deed or any Collateral Security merges in, or in any other way prejudicially affects or is prejudicially affected by:

      (a)   any other Guarantee or Security Interest; or

      (b)   any judgment, right or remedy against any person,

      which the Mortgagee or any person claiming through the Mortgagee may have at any time,

22.   WAIVERS, REMEDIES CUMULATIVE

      (a) No failure to exercise and no delay in exercising a Power operates as a waiver, Nor does any single or partial exercise of a Power preclude any other or further exercise of that or any other Power.

      (b) Powers in the Finance Documents are in addition to, and do not exclude or limit, any right, power or remedy provided by law.

23.   CONSENTS AND OPINION

      Except where expressly stated the Mortgagee may give or withhold, or give conditionally, approvals and consents, may be satisfied or unsatisfied, may form opinions, and may exercise its Powers, at its absolute discretion,

24.   SEVERABILITY OF PROVISIONS

      Any provision of any Finance Document which is prohibited or unenforceable in any jurisdiction is ineffective as to that jurisdiction to the extent of the prohibition or unenforceability. That does not invalidate the remaining provisions of that Finance Document nor affect the validity or enforceability of that provision in any other jurisdiction.

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25.   MORATORIUM LEGISLATION

      To the full extent permitted by law all legislation which at any time directly or indirectly:

      (a) lessens, varies or affects in favour of the Mortgagor any obligation under a Finance Document; or

      (b) delays, prevents or prejudicially affects the exercise by the Mortgagee, any Controller or any Attorney of any Power,

      is excluded from the Finance Document.

26.   ASSIGNMENTS

      (a) Subject to the other Finance Documents, the Mortgagee may assign all or any of its rights or transfer all or any of its obligations under this Deed and each Collateral Security. If the Mortgagee's rights under this Deed are assigned, the Secured Money will include all actual and contingent liability of the Mortgagor to the assignee, whether or not it was incurred before the assignment or in contemplation of it.

      (b) The Mortgagor may only assign or transfer any of its rights or obligations under this Deed or any Collateral Security with the prior written consent of the Mortgagee.

27.   NOTICES

      All notices, requests, demands, consents, approvals, agreements or other communications to or by a party to this Deed:

      (a)   must be in writing signed by an Authorised Officer of the sender;
            and

      (b) will be taken to be given or made when delivered, received or left at the address or fax number of the recipient shown in the schedule or to any other address or fax number which it may have notified the sender but, if delivery or receipt is on a day on which business is not generally carried on in the place to which the communication is sent or is later than 4pm (local time), it will be taken to have been given or made at the commencement of business on the next day on which business is generally carried on in that place.

28.   AUTHORISED OFFICERS

      The Mortgagor irrevocably authorises the Mortgagee to rely on a certificate by a person purporting to be its director or secretary as to the identity and signatures of its Authorised Officers. The Mortgagor warrants that those persons have been authorised to give notices and communications under or in connection with the Finance Documents.

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Deed of Charge                                     Allens Arthur Robinson (LOGO)

29.   GOVERNING LAW AND JURISDICTION

      This Deed is governed by the laws of Victoria. The Mortgagor submits to the non-exclusive jurisdiction of courts exercising jurisdiction there in connection with matters concerning this Deed.

30.   THIRD PARTY PROVISIONS

30.1  SECURITY NOT TO BE AFFECTED

      None of this Deed, any Collateral Security or any Power nor the obligations of the Mortgagor under this Deed will be affected by anything which but for this provision might operate to release, prejudicially affect or discharge them or in any way relieve the Mortgagor from any obligation including:

      (a) the grant to any person of any time, waiver or other indulgence, or the discharge or release of any person;

      (b) any transaction or arrangement that may take place between the Mortgagee and any person;

      (c)   the Liquidation of any person;

      (d) the Mortgagee becoming a party to or bound by any compromise, moratorium, assignment of property, scheme of arrangement, composition of debts or scheme of reconstruction by or relating to any person;

      (e) the Mortgagee exercising or delaying or refraining from exercising any other security or any right, power or remedy conferred on it by law or by any Finance Document or by any other document or agreement with any person;

      (f) the amendment, variation, novation, replacement, rescission, invalidity, extinguishment, repudiation, avoidance, unenforceability, frustration, failure, expiry, termination, loss, release, discharge, abandonment, assignment or transfer, in whole or in part and with or without consideration, of any Finance Document, or of any other Security Interest or Guarantee or other document or agreement held by the Mortgagee at any time or of any right, obligation, power or remedy;

      (g) the taking or perfection of or failure to take or perfect a Security Interest or Guarantee or other document or agreement;

      (h) the failure by the Mortgagee or any other person to notify the Mortgagor of any default by any person under any Finance Document or any other document or agreement with the Mortgagee;

      (i) the Mortgagee obtaining a judgment against any person for the payment of any Secured Money;

      (j) any legal limitation, disability, incapacity or other circumstance relating to any person;

      (k) any change in circumstance (including any change in the members or constitution of any person);

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Deed of Charge                                     Allens Arthur Robinson (LOGO)

      (l) any Guarantee or Security Interest or other document or agreement not being valid or executed by, or binding on, any person; or

      (m) any increase in the Secured Money for any reason (including as a result of anything referred to above),

      whether with or without the consent of the Mortgagor. References to any person include any Relevant Company. None of the above paragraphs limits any of the others,

30.2  PRINCIPAL AND INDEPENDENT OBLIGATION

      This Deed and each Collateral Security is a principal and independent obligation. Except for stamp duty purposes, it is not ancillary or collateral to any other Security Interest, right or obligation.

30.3  NO MARSHALLING

      The Mortgagee is not obliged to marshal or appropriate in favour of the Mortgagor or to exercise, apply or recover:

      (a) any Security Interest or Guarantee (including any Finance Document) held by the Mortgagee at any time; or

      (b) any of the funds or assets that the Mortgagee may be entitled to receive or have a claim on.

30.4  NO COMPETITION

      Until the Secured Money has been irrevocably paid and discharged in full the Mortgagor is not entitled to and shall not, except as directed by the
      Mortgagee:

      (a) be subrogated to the Mortgagee or claim the benefit of any Security Interest or Guarantee held by the Mortgagee at any time;

      (b) either directly or indirectly prove in, claim or receive the benefit of, any distribution, dividend or payment arising out of or relating to the Liquidation of the Mortgagor, or any person who gives a Guarantee or Security Interest in respect of any Secured Money; or

      (c) have or claim any right of contribution or indemnity from the Mortgagor, or any person who gives a Guarantee or Security Interest in respect of any Secured Money.

      The receipt of any distribution, dividend or other payment by the Mortgagee out of or relating to any Liquidation will not prejudice the right of the Mortgagee to recover the Secured Money by enforcement of this Deed and each Collateral Security.

      The Mortgagor must comply with any direction under this clause. Such a direction may require that any proceeds (not exceeding the amount of the Secured Money) be held on trust for, and promptly paid to, the Mortgagee.

30.5  SUSPENSE ACCOUNT

      In the event of the Liquidation of the Mortgagor or any other person, the Mortgagor authorises the Mortgagee:

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Deed of Charge                                     Allens Arthur Robinson (LOGO)

      (a) to prove for all moneys received by the Mortgagee, any Controller or any Attorney under or by virtue of this Deed or any Collateral Security; and

      (b)   (i)   to retain and carry to a suspense account; and

            (ii)  to appropriate at the discretion of the Mortgagee;

            any dividend received in the Liquidation of the Mortgagor or any other person and any other money received in respect of the Secured Money,

      until the Mortgagee has been paid the Secured Money in full.

30.6  RESCISSION OF PAYMENT

      Whenever for any reason (including under any law relating to Liquidation, fiduciary obligations or the protection of creditors):

      (a) all or part of any transaction of any nature (including any payment or transfer) made during the term of this Deed which affects or relates in any way to the Secured Money is void, set aside or voidable;

      (b) any claim that anything contemplated by paragraph (a) is upheld, conceded or compromised; or

      (c) the Mortgagee is required to return or repay any money or asset received by it under any such transaction or the equivalent in value of that money or asset,

      the Mortgagee will immediately become entitled against the Mortgagor to all rights in respect of the Secured Money and the Mortgaged Property which it would have had if all or the relevant part of the transaction or receipt had not taken place. The Mortgagor shall indemnify the Mortgagee against any resulting loss, cost or expense. This clause continues to apply after this Deed is discharged.

30.7  VARIATION

      Without limiting the above provision, this Deed and any Collateral Security covers the Secured Money as varied from time to time including as a result of:

      (a)   any new Finance Document or any amendment to any Finance Document;
            or

      (b)   the provision of further accommodation to the Mortgagor,

      and whether or not with the consent of or notice to the Mortgagor.

30.8  INDEMNITY

      If any Secured Money (including moneys which would have been Secured Money if they were recoverable) is not recoverable from the Mortgagor for any reason, including any legal limitation, disability or incapacity affecting the Mortgagor or an obligation in any Finance Document being or becoming unenforceable, void or illegal and whether or not:

      (a) any transaction relating to the Secured Money was void or illegal or has been subsequently avoided; or

      (b) any matter or fact relating to that transaction was or ought to have been within the knowledge of the Mortgagee,

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Deed of Charge                                     Allens Arthur Robinson (LOGO)

      the Mortgagor shall indemnify the Mortgagee in respect of that money and shall pay that money to the Mortgagee.

31.   SET-OFF

      (a) If an Event of Default subsists the Mortgagee may apply any credit balance in any currency (whether or not matured) in any account of the Mortgagor with any branch of the Mortgagee towards satisfaction of any sum then due and payable by the Mortgagor to the Mortgagee under or in relation to any Finance Document. The Mortgagee need not make the application.

      (b)   The Mortgagee may exchange currencies to make that application.

32.   COUNTERPARTS

      This Deed may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

33.   ACKNOWLEDGMENT BY MORTGAGOR

      The Mortgagor confirms that:

      (a) it has not entered into any Finance Document in reliance on, or as a result of, any statement or conduct of any kind of or on behalf of the Mortgagee or any associate of the Mortgagee (including any advice, warranty, representation or undertaking); and

      (b) neither the Mortgagee nor any associate of the Mortgagee is obliged to do anything (including disclose anything or give advice),

      except as expressly set out in the Finance Documents.

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Deed of Charge                                     Allens Arthur Robinson (LOGO)

SCHEDULE

NOTICE DETAILS

MORTGAGOR

LIHIR AUSTRALIAN HOLDINGS PTY LIMITED

Address:     Level 9, 500 Queen Street, Brisbane QLD 4000

Fax number:  (07) 3318 9203

Email:       Paul.Fulton@lihir.com.pg

Attention:   Chief Executive Officer

MORTGAGEE

Australia and New Zealand Banking Group Limited

Address:     Level 17, 530 Collins Street, Melbourne VIC 3000

Fax number:  (03) 9273 3670

Attention:   Prasanna Thilekaratne

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Deed of Charge                                     Allens Arthur Robinson (LOGO)

EXECUTED AND DELIVERED AS A DEED in Melbourne.

Each attorney executing this Deed states that he or she has no notice of the revocation or suspension of his or her power of attorney.

EXECUTED as a deed in accordance with s127 of the Corporations Act by LIHIR AUSTRALIAN
HOLDINGS PTY LIMITED ACN 121 554 443:

/s/ Graham Folland                                  /s/ A Hood
-------------------------------                     ----------------------------
Director Signature                                  Director/Secretary Signature

Graham Folland                                      A Hood
-------------------------------                     ----------------------------
Print Name                                          Print Name

SIGNED SEALED AND DELIVERED for AUSTRALIA
AND NEW ZEALAND BANKING GROUP LIMITED
ABN 11 005 357 522 by its attorney

/s/ Simon John Harvey                               /s/ Wai Mun Lum
-------------------------------                     ----------------------------
Witness Signature                                   Attorney Signature

Simon John Harvey                                   Wai Mun Lum
------------------------------                      ----------------------------
Print Name                                          Print Name

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